Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Amendment No. 1 to the Registration Statement (Form S-3 No. 333-235536) and related Prospectus of Clovis Oncology, Inc. for the registration of up to $250,000,000 of its common stock, preferred stock, warrants, and debt securities and to the incorporation by reference therein of our reports dated February 27, 2019, with respect to the consolidated financial statements of Clovis Oncology, Inc., and the effectiveness of internal control over financial reporting of Clovis Oncology, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2018, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Denver, Colorado

December 23, 2019